SCHEDULE I

INVESTORS CAPITAL CORPORATION

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2015

NET CAPITAL:		
Total stockholder's equity		$ 7,887,542
Subordinated borrowings		2,000,000
Allowable credits for income taxes		16,113
Total equity and allowable subordinated borrowings		9,903,655
Nonallowable assets and deductions and charges:		
Nonallowable assets:		
Other assets	7,014,851	
Total nonallowable assets		7,014,851
Net capital before haircuts		2,888,804
Haircuts on securities:		
Money market and other securities	103,345	
Total securities haircuts		103,345
NET CAPITAL		$ 2,785,459
COMPUTATION OF ALTERNATIVE NET CAPITAL REQUIREMENT — Minimum net capital requirement (greater of $250,000 or 2% of aggregate debit items as shown in the reserve requirement computation)		$ 250,000
EXCESS NET CAPITAL		$ 2,535,459
NET CAPITAL IN EXCESS OF 120% OF MINIMUM NET CAPITAL REQUIREMENT		$ 2,485,459

There were reconciling items between the computation of net capital under Rule 15c3-1 included in this audited report and the Company's corresponding Form X-17A-5, Part IIA as of December 31, 2015, filed on January 27, 2016.

NET CAPITAL, previously reported	$ 2,912,472
Adjustments:	
Income tax provision	(15,302)
Accruals for legal settlement	(111,711)
NET CAPITAL	$ 2,785,459